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MANAGEMENT'S ASSERTION ON COMPLIANCE WITH SEC REGULATION

AB SERVICING CRITERIA

1.       Situs Real LLC (the “Company”), a wholly-owned subsidiary of SitusAMC Holdings Corporation, is responsible for assessing compliance with the servicing criteria applicable to it in Item 1122(d)(3)(i)(A-B) of Regulation AB of the Securities and Exchange Commission (“SEC”), for the period September 23, 2020 through December 31, 2020 (the “Reporting Period”). The transactions covered by this report (collectively referred to as “EU Reporting Administrator Platform” or the “Platform”) include asset-backed securities for which Situs Real LLC acted in the capacity of the EU Reporting Administrator related to the BMARK 2019-B10 and BMARK 2019-B11 deals.

2.       The Company used the criteria set forth in Item 1122(d)(3)(i)(A-B) of Regulation AB “Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports: (A) Are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) Provide information calculated in accordance with the terms specified in the transaction agreements” to provide an assertion on the Company’s assessment of compliance with the applicable servicing criteria;

3.        Situs Real LLC has complied in all material aspects, with the applicable servicing criteria as of December 31, 2020 and for the Reporting Period with respect to the Platform;

4.        Grant Thornton LLP, an independent registered public accounting firm, has issued an attestation report on the Company’s assertion on compliance with the applicable servicing criteria for the Reporting Period.

Situs Real LLC

March 22, 2021

/s/ Aimee Sailor

Aimee Sailor, Managing Director